AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 400, 455 Granville Street info@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
September 17, 2008	Berlin & FSE: GV6

AVINO REPORTS FURTHER HIGH-GRADE DRILL RESULTS FROM
SAN GONZALO ZONE - Drills 3.0 m of 10.28 g/t Gold and 545 g/t Silver.

Avino Silver & Gold Mines Ltd. has reported further high-grade silver and gold assays from drilling at the Avino Mine property near Durango, Mexico. The new results, from the San Gonzalo zone located northeast of the original mine workings, include some of the best values recorded since drilling began on the vein in 2006.

Hole SG-08-01 on the San Gonzalo vein intersected a 2.75 -metre zone 1.13 g/t gold and 155 g/t silver of gold and silver mineralization with the following values:

SG-08-01

From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
143.05	144.40	1.35	1.330	168.6	309	530	3598
144.40	145.80	1.40	0.930	142.1	131	560	1540

Hole SG-08-02intersected two zones of mineralization. The first zone, located above the San Gonzalo vein in the hanging wall, measured 1.60 metres grading 1.72 g/t gold and 704 g/t silver. The second zone, located within the vein, measured 3.0 metres grading 10.28 g/t gold and 545 g/t silver. Intersection and grade details were as follows:

SG-08-02

From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
257.50	258.05	.55	.420	150.2	318	2832	5393
258.05	258.70	.65	3.840	1564.4	264	13100	13900
258.70	259.10	.40	0.075	68.1	79	266	502

263.05	263.75	.70	10.765	1275.6	7394	106000	146000
263.75	263.95	.20	0.115	62.3	364	4916	31000
263.95	264.70	.75	2.606	587.4	4327	76200	200000
264.70	265.30	.60	7.337	224.1	2363	146000	355000
264.30	266.05	.75	22.560	204.2	917	80000	126000

SG-08-02 was drilled to explore a gap between previous holes SG-07-14 (5.40 m @ 1.52 g/t gold and 774 g/t silver) and hole SG-07-22 (2.26 m. @ 1.497 g/t gold 152g/t silver).

Further infill drilling is also underway to upgrade and expand the current NI 43-101 resource. Please visit www.avino.com to view the Longitudinal Section diagram showing location of San Gonzalo holes.

Progress Continues Towards San Gonzalo Bulk Sampling
The planned bulk sampling program for San Gonzalo is progressing on schedule and within budget. All necessary permit applications (explosives, environmental and operational), are complete, with written approvals expected shortly from government agencies. Refurbishing of the mill is nearly complete, including upgrades to the flotation system, cyclone and filters. The company is in discussions with potential buyers of the concentrate and also with contractors for crushing and extraction of material from the San Gonzalo vein.

Avino's Regional Drilling Program
Avino has also conducted drilling on regional targets on the large Avino mine property including La Blanca, San Jose, Santa Ana, Aquila Mexicana and Elena/Tolosa. The results are summarized below:

La Blanca: Two holes - LBL 08-01 and 02
Neither hole intersected significant mineralization.

San Jose Area: Six holes - SJ-08-01 thru 06
No significant intersections were reported, except for SJ-08-03 which intersected 0.4 metres @ 0.745 g/t gold and 98.5 g/t silver in what may be the La Estela vein. Minor intersections were reported in SJ-09-06

Santa Ana Area: Four holes - STA-08-01 thru 04
Minor intersections reported in STA-08-04 but nothing significant.

Aguila Mexicana: Seven holes - AM-08-01 thru 07
Hole AM-08-02 intersected 5.05 metres @ 0.49 g/t gold 75.38 g/t silver.

AM-08-02 Details

From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
195.05	195.90	.85	.221	189.4	155	238	438
195.90	196.80	.90	.100	19.1	139	155	384
196.80	197.90	1.10	.245	82,6	738	14400	34000
197.90	199.10	1.20	.905	42.1	467	13800	46500
199.10	200.10	1.00	1.046	77.1	1552	3977

Hole AM-08-04 intersected 3.30 metres grading 0.34 g/t gold and 151 g/t silver.

AM-08-04 Details:

From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
205.10	206.15	1.05	0.309	85.4	1092	4672	4835
206.15	207.15	1.00	0.259	132.7	3278	6780	1116
207.15	207.80	.65	0.600	277.4	1017	1979	1020
207.80	208.40	.60	0.243	159.4	693	786	693

AM-08-02 AND AM-08-04 generated the first good drill values from the Aguila Mexicana zone, and they represent viable targets for future exploration.

Avino vein (Elena/Tolos or ET Vein)
Eight holes (ET-08-01 thru ET-08-08) were drilled on the main Avino Vein or ET Zone. These holes are part of a series of holes drilled in 2006 and 2007. Details of the drilling will be released separately. Production from the Avino Vein ceased in November 2001 when the mine closed due low metals prices and closure of a key smelter.

Founded in 1968, Avino has established a long record of mining and exploration. The Company's focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded.

This news release was prepared by Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

Founded in 1968, Avino has established a long record of mining and exploration. The Company's focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded.

ON BEHALF OF THE BOARD

"David Wolfin"
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.